

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2012

Via E-mail
Maurice Stone
Chief Executive Officer
iVoiceIdeas, Inc.
Arboretum Great Hills, 9600 Great Hills Trail
Austin, Texas 78759

> **Re: iVoiceIdeas, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 9, 2012**
> **File No. 333-178471**

Dear Mr. Stone:

We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 8, 2012.

General

1.   Please be sure that any future responsive amendments also include a copy marked to indicate clearly the changes effected in the registration statement by the amendment. See Securities Act Rule 472. Such marked copy should also conform to the provisions of Rule 310 of Regulation S-T. Marked copies provided in HTML format that show changes within paragraphs help us to expedite our review.

Business

Advertising Business Model, page 19

2.   We refer to the revision made in response to prior comment 5. We note that while you have removed the language discussing the expected educational level and financial standing of your users from the discussion of the trends in your business, you continue to use similar language in the discussion of your advertising business model on page 19 and the overview to MD&A on page 24. Please advise or revise your document throughout to respond to this prior comment.

Liquidity and Capital Resources, page 25

3.	We note your revised disclosure in response to prior comment 3. As previously requested, please revise to disclose specifically how the repurchase price was determined. Your disclosure that the repurchase price was the result of negotiation does not sufficiently explain why the company agreed to repurchase the shares for $210,000 considering that the shares were issued about a month earlier for $20,000 and the valuation of other equity transactions. As the company has needed to rely on outside investors to fund operations since inception, including the $225,000 raised in January 2011 from the sale of Series A Preferred Stock, your revised disclosure should clearly address the specific factors considered in arriving at the repurchase valuation that was significantly greater than the initial sale transaction price and other equity transactions.

4.	As a related matter, we note your revised disclosure that the investor is an unrelated party. Please confirm to us that there was no relationship between this investor and any of the company's other shareholders, including the preferred stock shareholders, or individuals who exercise voting and/or dispositive power over the shares held by such shareholders at the time of the repurchase transaction. Please also tell us the name and address of the investor. If there was any relationship to stockholders or their affiliates at the time of the repurchase transaction, please revise your disclosure to clarify this.

Management

Board of Directors, page 32

5.	We note your response to prior comment 7. You state that there will be no conflict between your company and Online Results LLC in part, because you do not intend to engage in pay-per-click ad management for third parties nor do you intend to engage in selling other people's products using affiliate marketing. You state on page 55 of your document, however, that you expect to generate revenue primarily from the sale of online advertising presented on your web site using the "pay-per-click revenue model." Please advise as to whether you have, or intend to, engage the services of Online Results LLC in connection with your pay-per-click revenue model.

Executive Compensation

Summary Compensation Table, page 37

6.	It is unclear from the presentation of your summary compensation table whether the compensation data is presented for your two most recently completed fiscal years. The years 2010 and 2011 are placed in columns that apply to what seems to be base salaries for those years. In addition, there is no column representing base salaries. Please revise.

7.	In addition, we note that the heading to your summary compensation table indicates that you are presenting compensation data for fiscal years 2010 and 2012. This is unclear given that your most recently completed fiscal year is 2011. Please advise or revise your document accordingly.

Consolidated Financial Statements

General

8. We note your response to prior comment 11 that the filing of this amendment is within 45 days after the company's year end. Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment since the company reported pre-tax losses for both 2009 and 2010 and it appears likely that the company will be reporting a pre-tax loss during the most recently completed fiscal year.

Exhibit 23 – Consent of Certified Public Accounting Firm

9. We note the updated consent filed in response to prior comment 15 is dated February 9, 2011. It appears this was meant to be dated 2012. Your auditor's consent also indicates the firm's consent to the "release the result of the audit and of the financial statement information contained within those audits to third parties and to include the same in the Company's registration statement filed on Form S-1." The auditor's consent should clearly acknowledge and approve of the inclusion of their report in the registration statement to demonstrate that the auditor is aware of the use of its report and the context in which it is used. In your next amendment, please include an updated auditor consent that identifies the audit report date and the registration statement amendment. Refer to Rule 436 of Regulation C and Rule 601(b)(23) of Regulation S-K.

10. In addition, the required signature included in the electronic submission of the consent of your independent registered accounting firm must be in typed form rather than manual format. See Rule 302(a) of Regulation S-T.

Exhibit 5. Legal Opinion

11. It appears that certain language in your opinion pertains to a type of transaction that does not fit the nature of your offering. In this regard, for example, we refer to certain paragraphs on page three of your legal opinion. Please advise or revise.

12. In addition, several assumptions in your legal opinion are inappropriate. For example, we note the language in the first full paragraph on page two of your legal opinion. Please revise or tell us why the assumptions are appropriate.

You may contact Joyce A. Sweeney, Staff Accountant, at (202) 551-3449 or Patrick M. Gilmore, Accounting Brach Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
       Arrin Langdon, Esq.
       Oswald & Yap, LLC